Exhibit 99.1



Constellation Brands

FIRST QUARTER FISCAL YEAR 2022 RESULTS

JUNE 30, 2021

#WORTHREACHINGFOR | VISIT US



Delivers Excellent Business Performance and Generates Strong Cash Flow
Beer Business Generates Double-Digit Depletion Volume, Net Sales, and Operating Income Growth
Resumed Share Repurchase Activity and Increases Fiscal 2022 EPS Guidance

First Quarter Fiscal Year 2022 Financial Highlights [(1)] | In millions, except per share data	Net Sales	Operating Income	Earnings Before Interest & Taxes (EBIT)	Diluted Net Income (Loss) Per Share Attributable to CBI (EPS)	Diluted EPS Excluding Canopy
Reported	$2,027	$75	NA	$(4.74)	NA
% Change	3%	(88%)	NA	NM	NA
Comparable	$2,027	$723	$679	$2.33	$2.51
% Change	3%	5%	2%	1%	3%

(1) Definitions of reported, comparable, and organic, as well as reconciliations of non-GAAP financial measures, are contained elsewhere in this news release.
NA=Not Applicable NM=Not Meaningful

HIGHLIGHTS

- Generates **reported basis EPS** of **$(4.74)** and **comparable basis EPS** of **$2.33**, including Canopy equity losses of $0.18; **excluding Canopy equity losses**, achieved comparable basis EPS of **$2.51**, an increase of 3%
- Beer depletion growth **accelerates** driven by robust consumer demand and business delivers strong operating margin
- Wine and Spirits Business delivers strong, organic net sales growth driven by solid performance from Meiomi, The Prisoner Brand Family, Simi, Ruffino, and High West
- Generates **$716 million** of **operating cash flow** and **$602 million** of **free cash flow**, an increase of 4% and 11%, respectively
- Updates **fiscal 2022 reported basis EPS outlook** to **$2.70 - $3.00**; increases **comparable basis EPS outlook** to **$10.00 - $10.30**
- Affirms **fiscal 2022 operating cash flow target** of **$2.4 - $2.6 billion** and **free cash flow projection** of **$1.4 - $1.5 billion**
- **Repurchases 2.2 million shares** of **common stock** for $523 million through June of fiscal 2022
- Plans approximately **$500 million of incremental share repurchases** in the second quarter; increased fiscal 2022 guidance includes approximately $1.0 billion of share repurchases while still committed to approximately $2.5 billion of share repurchases through fiscal 2023
- **Declares quarterly cash dividend** of $0.76 per share of Class A Common Stock and $0.69 per share of Class B Common Stock











MEIOMI
FLAVOR FORWARD

Corona
PROTECT OUR BEACHES

Pacifico
CLARA
CINCO DE MAYO

I MADE
Goodness
FROM THE GROUND UP
SIMI

"We're emerging from the pandemic in a position of strength as we kick off our fiscal year. Our Beer Business delivered double-digit net sales and profit growth and our Wine & Spirits Business is poised to drive accelerated growth and profitability from its portfolio of high-end, industry-leading brands."

Bill Newlands

President and Chief Executive Officer



"We continue to deliver strong operating performance and cash flow results which enabled significant share repurchase activity during the quarter. This underscores our commitment to execute our goal of returning value of $5 billion to shareholders in the form of dividends and share repurchases."

Garth Hankinson

Chief Financial Officer



beer

Three Months Ended | In millions; branded product, 24-pack, 12-ounce case equivalents	Shipment Volume	Depletion Volume	Net Sales	Operating Income
May 31, 2021	84.8		$1,572.0	$673.1
May 31, 2020	76.2		$1,384.1	$577.8
% Change	11.3%	10.7%	14%	16%

HIGHLIGHTS

- Constellation's **Beer Business** posted **double-digit depletion growth** of nearly **11%**, driven by continued strong consumer demand in off-premise channels, as well as a return to growth in on-premise channels. When adjusted for one extra selling day, the Beer Business generated nearly 10% depletion growth.
- **Modelo Especial** achieved **12% depletion growth**; the brand also solidified its position as the **#1 brand** in the high-end while becoming the **#2 beer brand** and **#1 share gainer** in the entire U.S. beer category in dollar sales in IRI channels during the quarter.
- The **Corona Brand Family** reported **depletion growth** of **over 7%** driven by **Corona Premier**, **Corona Hard Seltzer**, and **Corona Extra**, the **#2 import share gainer** in IRI channels.
- **Corona Hard Seltzer** launched **Variety Pack #2** in March which continues to gain shelf space and is highly incremental to the overall portfolio. **Corona Hard Seltzer Limonada** launched nationally in early June.
- **Pacifico** posted **depletion growth** of **over 35%**, and was a top share gainer within the import segment.
- **Operating margin increased** 110 basis points to 42.8%, as benefits from favorable pricing, SG&A as a percent of net sales, and foreign currency were partially offset by increased COGS and marketing investments.
- Despite the overlap from last year's pandemic-related consumer pantry loading behavior, the Beer Business was a top performer gaining market share during the Cinco de Mayo and Memorial Day holidays led by **Modelo Especial**, **Corona Extra**, and **Corona Hard Seltzer Variety Pack #2**.
- The Beer Business continues to target **7 - 9% net sales growth** and **3 - 5% operating income growth** for fiscal 2022.





#2 BEER
IN DOLLAR SALES
IN THE U.S.
LATEST IRI 12 WEEKS ENDING 5/16/21
Drink responsibly. Modelo Especial® Beer. Imported by Crown Imports, Chicago, IL

wine and spirits

Three Months Ended | In millions; branded product, 9-liter case equivalents	Shipment Volume	Organic Shipment Volume (1)	Depletion Volume (1)	Net Sales (2)	Organic Net Sales (1)	Operating Income (2)
May 31, 2021	6.7	6.7		$454.5	$454.5	$104.2
May 31, 2020	10.8	6.3		$579.3	$392.5	$164.0
% Change	(38.0%)	6.3%	(7.5%)	(22%)	16%	(36%)

(2) Three months ended May 31, 2020, includes $186.8 million of net sales and $76.6 million of gross profit less marketing that are no longer part of the wine and spirits segment results.

HIGHLIGHTS

- **Kim Crawford**, **Meiomi**, and **The Prisoner Brand Family** outpaced their respective price segments while gaining share in IRI channels despite the challenging overlap from last year's pandemic-related consumer pantry loading behavior.
- Consumer-driven innovation initiatives continue to contribute to net sales growth and accelerated versus prior year driven by **Meiomi** cabernet sauvignon, **Kim Crawford Illuminate**, and **The Prisoner Unshackled**, which were among the **top 10** innovations across the high-end of the U.S. wine segment in IRI channels.
- Organic results were impacted by a convergence of isolated factors which include global supply chain logistics, route to market changes, and the company's transition to SAP, which collectively caused an out of stock situation for certain key SKUs.
- The innovation pipeline is primed with impactful product launches for the second quarter of fiscal 2022 including **Saldo Red Blend**, **The Prisoner Unshackled** sauvignon blanc, and **Robert Mondavi Private Selection 100%** in cabernet sauvignon and chardonnay varietals, as well as the national launch of **Kim Crawford Illuminate**.
- **Operating margin decreased** 540 basis points to 22.9% as mix benefits driven by the wine and spirits divestitures, and favorable price were more than offset by margin dilutive smoke tainted bulk wine sales and increased marketing and SG&A as a percent of net sales.
- The Wine and Spirits Business continues to expect fiscal 2022 reported **net sales** and **operating income decline** of **22 - 24%** and **23 - 25%**, respectively; organic net sales growth of **2 - 4%**.



The Prisoner
BLENDED FOR TASTE.
UNRESTRICTED BY TRADITION.
Please enjoy our wines responsibly. © 2021 The Prisoner Wine Company, Oakville, CA

outlook

The table sets forth management's current EPS expectations for fiscal 2022 compared to fiscal 2021 actual results, both on a reported basis, a comparable basis, and a comparable basis excluding Canopy equity earnings (losses) and related activities.

	Reported Basis		Comparable Basis		
	FY22 Estimate	FY21 Actual	FY22 Estimate (Excl. Canopy)	FY21 Actual	FY21 Actual (Excl. Canopy)
Fiscal Year Ending February 28	$2.70 - $3.00	$10.23	$10.00 - $10.30	$9.97	$10.44

Fiscal 2022 Guidance Assumptions:

- Beer: net sales growth 7 - 9%; operating income growth 3 - 5%
- Wine and Spirits: net sales decline 22 - 24% and operating income decline 23 - 25%; organic net sales growth 2 - 4%
- Interest expense: $360 - $370 million
- Tax rate: reported approximately 37%; comparable excluding Canopy equity earnings impact approximately 19%
- Weighted average diluted shares outstanding: approximately 193 million; assumes approximately $1.0 billion of share repurchases

- Operating cash flow: $2.4 - $2.6 billion
- Capital expenditures: $1.0 - $1.1 billion, including approximately $900 million targeted for Mexico beer operations expansion activities
- Free cash flow: $1.4 - $1.5 billion

The reported basis EPS guidance includes the fiscal 2022 year to date Canopy equity earnings and related activities impact. Our guidance does not reflect future changes in the fair value of the company's investment in Canopy's warrants and convertible debt securities. Additionally, the company continues to evaluate the future potential equity earnings impact from the Canopy equity method investment and related activities and, as such, these items have been excluded from the target assumptions noted above.

BEER BUSINESS CAPITAL EXPANSION INITIATIVES

The company has developed plans to invest in the next increment of capacity in Mexico that will provide the long-term flexibility needed to support the expected future growth of the core, high-end Mexican beer portfolio, including the expected growth for the emerging ABA, or Alternative Beverage Alcohol sub-space, which includes hard seltzers. Annual capex spend for the Beer Business is expected to be in the $700 million to $900 million range to support 15 million hectoliters of capacity expansion during the fiscal 2023 - fiscal 2025 timeframe. Given the current state of activities in Mexicali, Constellation will be unable to use this site as previously planned or repurpose this site for future use. As a result, a $666 million impairment was recorded for the first quarter of fiscal 2022, which is included above in the fiscal 2022 reported basis EPS guidance. The company will continue to work with government officials in Mexico to pursue various forms of recovery for capitalized costs and additional expenses incurred in establishing the brewery.

WINE & SPIRITS FISCAL 2021 DIVESTITURES

In January 2021, the company sold a portion of the Wine and Spirits Business to E. & J. Gallo Winery ("Gallo") and in a separate, but related, transaction sold the Nobilo Wine brand to Gallo, collectively (the "Wine and Spirits Divestitures"). Additionally, in January 2021, the company sold the Paul Masson Grande Amber Brandy brand to Sazerac (the "Paul Masson Divestiture"), while in December 2020, the company sold the concentrate business to Vie-Del (the "Concentrate Business Divestiture").

The following table presents selected financial information included in our historical consolidated financial statements that are no longer part of our consolidated results following the transactions described above:

	FY21 Q1	FY21 Q2	FY21 Q3	FY21 Q4
(in millions)				
Shipment volume (9-liter case equivalents)	4.5	4.6	5.3	1.6
Net sales	$187	$181	$210	$64
CAM (gross profit less marketing)	$77	$67	$74	$21

 *canopy*

Constellation's share of Canopy's equity earnings (losses) and related activities were as follows:

	Reported Basis	Comparable Basis
Three Months Ended I In millions		
May 31, 2021	$(155.8)	$(44.3)
May 31, 2020	$(377.6)	$(31.7)

Constellation has recognized a $366 million unrealized net gain in reported basis results since the initial Canopy investment in November 2017; a $745 million decrease in the fair value of our Canopy investment was recognized for first quarter of fiscal 2022.

QUARTERLY DIVIDEND

On June 29, 2021, Constellation's board of directors declared a quarterly cash dividend of $0.76 per share of Class A Common Stock and $0.69 per share of Class B Common Stock, payable on August 24, 2021, to stockholders of record as of the close of business on August 10, 2021.

† A copy of this news release, including the attachments and other financial information that may be discussed during the call, will be available on our website cbrands.com under "Investors/Reporting" prior to the call.

FIRST QUARTER FISCAL YEAR 2022 RESULTS

CONFERENCE CALL† / WEBCAST

June 30, 2021 at 11:30 a.m. EDT
(877) 673-1771 / Conference ID: 2996440
cbrands.com/investors/events

SUPPORTING OUR COLLEAGUES, INDUSTRY, AND COMMUNITIES

Announcing First Investments as Part of our Focus on Minority Founders

As part of Constellation's Focus on Minority Founders initiative and commitment to invest $100 million in African American/Black, Latinx and minority-owned businesses by fiscal 2031, the company recently announced its first direct investments as part of the program in **La Fête du Rosé** and **Sapere Aude** and in the bold and innovative leaders behind these disruptive brands.

Launched in the summer of 2020, Focus on Minority Founders enables Constellation to play a role in creating greater equity within our industry and provides an opportunity to work with bold leaders and brands with unique value propositions that align with our premiumization strategy.

To learn more, visit cbrands.com/story/ventures.

Partnering to Help Empower Hispanics To Achieve the American Dream

One of the focus areas for Constellation's Corporate Social Responsibility strategy is a commitment to serve as a catalyst for economic development and prosperity for disadvantaged communities. With the company's portfolio of Mexican beer brands having been an integral part of special moments for members of the Hispanic community for many years and as an extension of this shared cultural appreciation and inherent connection, Constellation and Modelo recently partnered to contribute $500,000 to UnidosUS, the nation's largest Latino civil rights and advocacy organization. The contribution will provide UnidosUS with resources to strengthen Hispanic families' financial security through financial empowerment and home ownership programs.

To learn more about UnidosUS, visit unidosus.org.




ABOUT CONSTELLATION BRANDS

At Constellation Brands (NYSE: STZ and STZ.B), our mission is to build brands that people love because we believe sharing a toast, unwinding after a day, celebrating milestones, and helping people connect, are Worth Reaching For. It's worth our dedication, hard work, and the bold calculated risks we take to deliver more for our consumers, trade partners, shareholders, and communities in which we live and work. It's what has made us one of the fastest-growing large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Today, we are a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Every day, people reach for our high-end, iconic imported beer brands such as Corona Extra, Corona Light, Corona Premier, Modelo Especial, Modelo Negra, and Pacifico, and our high-quality premium wine and spirits brands, including the Robert Mondavi Brand Family, Kim Crawford, Meiomi, The Prisoner Brand Family, SVEDKA Vodka, Casa Noble Tequila, and High West Whiskey.

But we won't stop here. Our visionary leadership team and passionate employees from barrel room to boardroom are reaching for the next level, to explore the boundaries of the beverage alcohol industry and beyond. Join us in discovering what's Worth Reaching For.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS

Mike McGrew 773-251-4934 michael.mcgrew@cbrands.com
Amy Martin 585-678-7141 amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS

Patty Yahn-Urlaub 585-678-7483 patty.yahn-urlaub@cbrands.com
Marisa Pepelea 312-741-2316 marisa.pepelea@cbrands.com

SUPPLEMENTAL INFORMATION

Reported basis ("reported") are amounts as reported under generally accepted accounting principles. Comparable basis ("comparable") are amounts which exclude items that affect comparability ("comparable adjustments"), as they are not reflective of core operations of the segments. The company's measure of segment profitability excludes comparable adjustments, which is consistent with the measure used by management to evaluate results. The company discusses various non-GAAP measures in this news release. Financial statements, as well as supplemental schedules and tables reconciling non-GAAP measures, together with definitions of these measures and the reasons management uses these measures, are included in this news release.

FORWARD-LOOKING STATEMENTS

The statements made under the heading Outlook and all statements other than statements of historical fact set forth in this news release regarding Constellation Brands' business strategy, future operations and business, future financial position, expected effective tax rates and anticipated tax liabilities, estimated revenues, projected costs and expenses, expected net sales and operating income, estimated diluted EPS, expected capital expenditures, expected operating cash flow and free cash flow, future payments of dividends, amount, manner and timing of share repurchases under the share repurchase authorization, and prospects, plans and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements (collectively, the "Projections") that involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the Projections.

During the current quarter, Constellation Brands may reiterate the Projections. Prior to the start of the company's quiet period, which will begin at the close of business on August 31, 2021, the public can continue to rely on the Projections as still being Constellation Brands' current expectations on the matters covered, unless the company publishes a notice stating otherwise. During Constellation Brands' "quiet period," the Projections should not be considered to constitute the company's expectations and should be considered historical, speaking as of prior to the quiet period only and not subject to update by the company.

The Projections are based on management's current expectations and, unless otherwise noted, do not take into account the impact of any future acquisition, investment, merger, or any other business combination, divestiture, restructuring, or other strategic business realignments, financing or share repurchase that may be completed after the date of this release, or any incremental contingent consideration payment paid or any specific amount of incremental contingent consideration payment received, if any, in association with the Wine and Spirits Divestitures. The Projections should not be construed in any manner as a guarantee that such results will in fact occur. The actual impact of COVID-19 and its associated operating environment may be materially different than management's expectations.

In addition to the risks and uncertainties of ordinary business operations, the Projections of the company contained in this news release are subject to a number of risks and uncertainties, including:

- duration and impact of the COVID-19 pandemic, including but not limited to the efficacy of the vaccine rollout, the closure of non-essential businesses, which may include our manufacturing facilities, and other associated governmental containment actions, and the increase in cyber-security attacks that have occurred while non-production employees work remotely;

- production or shipment difficulties could adversely affect our ability to supply our customers;

- impact of the Wine and Spirits Divestitures, the Concentration Business Divestiture, and the Paul Masson Divestiture, and amount and timing of cost reductions, if any, may vary from management's current expectations;

- amount of contingent consideration, if any, that may be received in the Wine and Spirits Divestitures will depend on actual brand performance;

- beer operations expansion and construction activities, scope, costs and timing associated with these activities, and amount of impairment from non-recoverable brewery construction assets in Mexico may vary from management's current estimates due to market conditions, our cash and debt position, receipt of regulatory approvals on the expected dates and terms, results of discussions with government officials in Mexico, actual amount of non-recoverable brewery construction assets, and other factors determined by management;

- accuracy of supply projections, including those relating to wine and spirits operating activities, beer operations expansion activities, product inventory levels, and glass sourcing;

- operating cash flow, free cash flow, effective tax rate, and capital expenditures to support long-term growth may vary from management's current estimates;

- accuracy of projections associated with market opportunities and with previously announced acquisitions, investments, and divestitures;

- accuracy of projections relating to the Canopy investment may vary from management's current expectations;

- exact duration of the share repurchase implementation and the amount, timing, and source of funds for any share repurchases;

- amount and timing of future dividends are subject to the determination and discretion of the board of directors;

- raw material and water supply, production, or shipment difficulties could adversely affect the company's ability to supply its customers;

- general economic, geo-political, domestic, international and regulatory conditions, instability in world financial markets, health epidemics or pandemics, quarantines or curfews, unanticipated environmental liabilities and costs, or enhanced competitive activities;

- changes to international trade agreements and tariffs, accounting standards, elections or assertions, tax laws or other governmental rules and regulations, and other factors which could impact the company's reported financial position, results of operations, effective tax rate, or accuracy of any associated Projections;

- changes in interest rates and the inherent unpredictability of currency fluctuations, commodity prices, and raw material costs; and

- other factors and uncertainties disclosed in the company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2021, which could cause actual future performance to differ from current expectations.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions)
(unaudited)

	May 31, 2021	February 28, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 503.8	$ 460.6
Accounts receivable	922.8	785.3
Inventories	1,377.6	1,291.1
Prepaid expenses and other	508.9	507.5
Total current assets	3,313.1	3,044.5
Property, plant, and equipment	5,392.2	5,821.6
Goodwill	7,808.9	7,793.5
Intangible assets	2,731.8	2,732.1
Equity method investments	2,656.7	2,788.4
Securities measured at fair value	1,075.7	1,818.1
Deferred income taxes	2,591.0	2,492.5
Other assets	623.0	614.1
Total assets	$ 26,192.4	$ 27,104.8
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 529.4	$ 29.2
Accounts payable	821.1	460.0
Other accrued expenses and liabilities	712.3	779.9
Total current liabilities	2,062.8	1,269.1
Long-term debt, less current maturities	9,914.8	10,413.1
Deferred income taxes and other liabilities	1,617.2	1,493.5
Total liabilities	13,594.8	13,175.7
CBI stockholders' equity	12,261.6	13,598.9
Noncontrolling interests	336.0	330.2
Total stockholders' equity	12,597.6	13,929.1
Total liabilities and stockholders' equity	$ 26,192.4	$ 27,104.8

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

	Three Months Ended			
		May 31, 2021		May 31, 2020
Sales	$	2,188.3	$	2,131.7
Excise taxes		(161.8)		(168.3)
Net sales		2,026.5		1,963.4
Cost of product sold		(907.2)		(975.1)
Gross profit		1,119.3		988.3
Selling, general, and administrative expenses		(378.3)		(353.3)
Impairment of brewery construction in progress		(665.9)		—
Impairment of assets held for sale		—		(25.0)
Operating income (loss)		75.1		610.0
Income (loss) from unconsolidated investments		(899.2)		(571.2)
Interest expense		(86.7)		(100.0)
Loss on extinguishment of debt		—		(7.0)
Income (loss) before income taxes		(910.8)		(68.2)
(Provision for) benefit from income taxes		13.5		(104.4)
Net income (loss)		(897.3)		(172.6)
Net income (loss) attributable to noncontrolling interests		(10.8)		(5.3)
Net income (loss) attributable to CBI	$	(908.1)	$	(177.9)
Net income (loss) per common share attributable to CBI:				
Basic and Diluted – Class A Common Stock	$	(4.74)	$	(0.94)
Basic and Diluted – Class B Convertible Common Stock	$	(4.31)	$	(0.86)
Weighted average common shares outstanding:				
Basic and Diluted – Class A Common Stock		170.602		169.604
Basic and Diluted – Class B Convertible Common Stock		23.247		23.293
Cash dividends declared per common share:				
Class A Common Stock	$	0.76	$	0.75
Class B Convertible Common Stock	$	0.69	$	0.68

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Three Months Ended	
	May 31, 2021	May 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (897.3)	$ (172.6)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Unrealized net (gain) loss on securities measured at fair value	745.1	197.3
Deferred tax provision (benefit)	(98.7)	98.9
Depreciation	76.0	71.0
Stock-based compensation	16.0	14.6
Equity in (earnings) losses of equity method investees and related activities, net of distributed earnings	154.1	373.9
Noncash lease expense	19.7	20.9
Impairment of brewery construction in progress	665.9	—
Impairment of assets held for sale	—	25.0
Loss on inventory and related contracts associated with business optimization	—	24.3
Loss on settlement of treasury lock contracts	—	(29.3)
Change in operating assets and liabilities, net of effects from purchase and sale of business:		
Accounts receivable	(136.7)	167.0
Inventories	(82.3)	48.6
Prepaid expenses and other current assets	(11.7)	40.5
Accounts payable	224.1	(28.4)
Deferred revenue	130.5	34.4
Other accrued expenses and liabilities	(61.7)	(155.5)
Other	(27.0)	(44.1)
Total adjustments	1,613.3	859.1
Net cash provided by (used in) operating activities	716.0	686.5
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant, and equipment	(113.9)	(144.2)
Investments in equity method investees and securities	(8.5)	(213.4)
Proceed from sales of assets	0.8	17.7
Proceeds from sale of business	5.0	41.1
Other investing activities	—	(0.3)
Net cash provided by (used in) investing activities	(116.6)	(299.1)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	6.3	1,194.6
Principal payments of long-term debt	(7.4)	(959.5)
Net proceeds from (repayments of) short-term borrowings	—	(238.9)
Dividends paid	(146.7)	(143.9)
Purchases of treasury stock	(400.8)	—
Proceeds from shares issued under equity compensation plans	12.5	4.4
Payments of minimum tax withholdings on stock-based payment awards	(9.8)	(7.6)
Payments of debt issuance, debt extinguishment, and other financing costs	—	(18.1)
Distributions to noncontrolling interests	(10.6)	—
Net cash provided by (used in) financing activities	(556.5)	(169.0)
Effect of exchange rate changes on cash and cash equivalents	0.3	3.0
Net increase (decrease) in cash and cash equivalents	43.2	221.4
Cash and cash equivalents, beginning of period	460.6	81.4
Cash and cash equivalents, end of period	$ 503.8	$ 302.8

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATION OF REPORTED AND ORGANIC NET SALES
(in millions)
(unaudited)

For periods of acquisition, we define organic net sales as current period reported net sales less net sales of products of acquired businesses reported for the current period, as appropriate. For periods of divestiture, we define organic net sales as prior period reported net sales less net sales of products of divested businesses reported for the prior period, as appropriate. We provide organic net sales because we use this information in monitoring and evaluating the underlying business trends of our core operations. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

The divestitures impacting our results for the period March 1, 2020, through May 31, 2020, below consist of the Concentrate Business Divestiture (sold December 29, 2020), the Wine and Spirits Divestitures (sold January 5, 2021), and the Paul Masson Divestiture (sold January 12, 2021).

	Three Months Ended		
	May 31, 2021	May 31, 2020	Percent Change
Consolidated net sales	$ 2,026.5	$ 1,963.4	3%
Less: divestitures	—	(186.8)	
Consolidated organic net sales	$ 2,026.5	$ 1,776.6	14%
Beer net sales	$ 1,572.0	$ 1,384.1	14%
Wine and Spirits net sales	$ 454.5	$ 579.3	(22%)
Less: divestitures	—	(186.8)	
Wine and Spirits organic net sales	$ 454.5	$ 392.5	16%

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUPPLEMENTAL SHIPMENT AND DEPLETION INFORMATION
(unaudited)

	Three Months Ended		
	May 31, 2021	May 31, 2020	Percent Change
Beer			
(in millions, branded product, 24-pack, 12-ounce case equivalents)			
Shipment volume	**84.8**	76.2	11.3%
Depletion volume [(1)]			10.7%
Wine and Spirits			
(in millions, branded product, 9-liter case equivalents)			
Shipment volume	**6.7**	10.8	(38.0%)
Organic shipment volume [(2)]	**6.7**	6.3	6.3%
U.S. Domestic shipment volume	**6.0**	9.9	(39.4%)
U.S. Domestic organic shipment volume [(2)]	**6.0**	5.4	11.1%
Depletion volume [(1)] [(2)]			(7.5%)

(1) Depletions represent U.S. domestic distributor shipments of our respective branded products to retail customers, based on third-party data.

(2) The three months ended May 31, 2020, includes adjustments to remove shipment and depletion volume associated with the Wine and Spirits Divestitures and the Paul Masson Divestiture for the period March 1, 2020, through May 31, 2020.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUMMARIZED SEGMENT AND INCOME (LOSS) FROM UNCONSOLIDATED INVESTMENTS INFORMATION
(in millions)
(unaudited)

		Three Months Ended				
			May 31, 2021		May 31, 2020	Percent Change
Beer						
Segment net sales		$	**1,572.0**	$	1,384.1	14%
Segment gross profit		$	**893.7**	$	769.7	16%
% Net sales			**56.9 %**		55.6 %	
Segment operating income (loss)		$	**673.1**	$	577.8	16%
% Net sales			**42.8 %**		41.7 %	
Wine and Spirits						
Wine net sales		$	397.7	$	499.6	(20%)
Spirits net sales			56.8		79.7	(29%)
Segment net sales		$	**454.5**	$	579.3	(22%)
Segment gross profit		$	**207.5**	$	263.9	(21%)
% Net sales			**45.7 %**		45.6 %	
Segment operating income (loss)		$	**104.2**	$	164.0	(36%)
% Net sales			**22.9 %**		28.3 %	
Segment income (loss) from unconsolidated investments		$	**1.3**	$	3.5	(63%)
Corporate Operations and Other						
Segment operating income (loss)		$	**(54.5)**	$	(50.5)	(8%)
Segment income (loss) from unconsolidated investments		$	**(0.6)**	$	0.2	NM
Canopy equity earnings (losses) [1]		$	**(44.3)**	$	(31.7)	(40%)
Consolidated operating income (loss)		$	**75.1**	$	610.0	(88%)
Comparable Adjustments			647.7		81.3	NM
Comparable operating income (loss)		$	**722.8**	$	691.3	5%
Consolidated income (loss) from unconsolidated investments		$	**(899.2)**	$	(571.2)	(57%)
Comparable Adjustments			855.6		543.2	58%
Comparable income (loss) from unconsolidated investments		$	**(43.6)**	$	(28.0)	(56%)
Consolidated EBIT		$	**679.2**	$	663.3	2%

[1] We recognize our equity in earnings (losses) for Canopy on a two-month lag. The summarized financial information below represents 100% of Canopy's reported results, prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"), and converted from Canadian dollars to U.S. dollars using the applicable weighted average exchange rates.

		Three Months Ended			
		May 31, 2021		May 31, 2020	Percent Change
Net sales	$	117.3	$	80.3	46%
Gross profit (loss)	$	7.7	$	(57.3)	113%
% Net sales		6.6 %		(71.4)%	
Operating income (loss)	$	(184.2)	$	(733.2)	75%
% Net sales		(157.0)%		NM	

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in millions, except per share data)
(unaudited)

We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because we use this information in evaluating the results of our core operations and/or internal goal setting. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Please refer to our website at http://www.cbrands.com/investors/reporting for a more detailed description and further discussion of these non-GAAP financial measures.

	Three Months Ended May 31, 2021			Three Months Ended May 31, 2020			Percent Change - Reported Basis (GAAP)	Percent Change - Comparable Basis (Non-GAAP)
	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)		
Net sales	$ 2,026.5		$ 2,026.5	$ 1,963.4		$ 1,963.4	**3%**	**3%**
Cost of product sold	(907.2)	$ (18.1)		(975.1)	$ 45.3			
Gross profit	1,119.3	(18.1)	$ 1,101.2	988.3	45.3	$ 1,033.6	**13%**	**7%**
Selling, general, and administrative expenses	(378.3)	(0.1)		(353.3)	11.0			
Impairment of brewery construction in progress	(665.9)	665.9		—				
Impairment of assets held for sale	—			(25.0)	25.0			
Operating income (loss)	75.1	647.7	$ 722.8	610.0	81.3	$ 691.3	**(88%)**	**5%**
Income (loss) from unconsolidated investments	(899.2)	855.6		(571.2)	543.2			
EBIT			$ 679.2			$ 663.3	**NA**	**2%**
Interest expense	(86.7)			(100.0)				
Loss on extinguishment of debt	—			(7.0)	7.0			
Income (loss) before income taxes	(910.8)	1,503.3	$ 592.5	(68.2)	631.5	$ 563.3	**NM**	**5%**
(Provision for) benefit from income taxes [1]	13.5	(138.1)		(104.4)	(5.9)			
Net income (loss)	(897.3)	1,365.2		(172.6)	625.6			
Net income (loss) attributable to noncontrolling interests	(10.8)			(5.3)				
Net income (loss) attributable to CBI	$ (908.1)	$ 1,365.2	$ 457.1	$ (177.9)	$ 625.6	$ 447.7	**NM**	**2%**
EPS [2]	$ (4.74)	$ 6.97	$ 2.33	$ (0.94)	$ 3.21	$ 2.30	**NM**	**1%**
Weighted average common shares outstanding – diluted [3]	**170.602**	25.281	**195.883**	169.604	25.201	194.805		
Gross margin	**55.2 %**		**54.3 %**	50.3 %		52.6 %		
Operating margin	**3.7 %**		**35.7 %**	31.1 %		35.2 %		
Effective tax rate	**1.5 %**		**21.0 %**	(153.1)%		19.6 %		

Comparable Adjustments	Three Months Ended May 31, 2021				Three Months Ended May 31, 2020			
	Acquisitions, Divestitures, and Related Costs [4]	Restructuring and Other Strategic Business Development Costs [5]	Other [6]	Total	Acquisitions, Divestitures, and Related Costs [4]	Restructuring and Other Strategic Business Development Costs [5]	Other [6]	Total
Cost of product sold	$ —	$ (2.6)	$ 20.7	$ 18.1	$ —	$ (24.3)	$ (21.0)	$ (45.3)
Selling, general, and administrative expenses	$ 1.0	$ (0.9)	$ —	$ 0.1	$ (1.4)	$ (3.1)	$ (6.5)	$ (11.0)
Impairment of brewery construction in progress	$ —	$ —	$ (665.9)	$ (665.9)	$ —	$ —	$ —	$ —
Impairment of assets held for sale	$ —	$ —	$ —	$ —	$ —	$ (25.0)	$ —	$ (25.0)
Operating income (loss)	$ 1.0	$ (3.5)	$ (645.2)	$ (647.7)	$ (1.4)	$ (52.4)	$ (27.5)	$ (81.3)
Income (loss) from unconsolidated investments	$ (1.6)	$ (24.6)	$ (829.4)	$ (855.6)	$ (0.5)	$ (235.4)	$ (307.3)	$ (543.2)
Loss on extinguishment of debt	$ —	$ —	$ —	$ —	$ —	$ —	$ (7.0)	$ (7.0)
(Provision for) benefit from income taxes [1]	$ (0.2)	$ 1.8	$ 136.5	$ 138.1	$ (23.6)	$ 21.9	$ 7.6	$ 5.9
Net income (loss) attributable to CBI	$ (0.8)	$ (26.3)	$ (1,338.1)	$ (1,365.2)	$ (25.5)	$ (265.9)	$ (334.2)	$ (625.6)
EPS [2]	$ —	$ (0.13)	$ (6.83)	$ (6.97)	$ (0.13)	$ (1.36)	$ (1.72)	$ (3.21)

[1] The effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the Comparable Adjustment was recognized. For the three months ended May 31, 2021, the (provision for) benefit from income taxes primarily includes a net income tax provision recognized as a result of a legislative update in Switzerland. For the three months ended May 31, 2020, the (provision for) benefit from income taxes includes (i) a net income tax provision recognized as a result of adjustments to valuation allowances and (ii) a net income tax provision related to legislative and governmental initiatives under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act").

[2] May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis. [3]

[3] We have excluded the following weighted average common shares outstanding from the calculation of diluted net income (loss) per common share, as the effect of including these would have been antidilutive, in millions:

	For the Three Months Ended	
	May 31, 2021	May 31, 2020
Class B Convertible Common Stock	23.247	23.293
Stock-based awards, primarily stock options	2.034	1.908

[4] For the three months ended May 31, 2020, acquisitions, divestitures, and related costs primarily consist of a net income tax provision recognized for the adjustments to valuation allowances and a net loss on foreign currency contracts, partially offset by a net gain recognized in connection with a vineyard sale.

[5] For the three months ended May 31, 2021, and May 31, 2020, restructuring and other strategic business development costs primarily consist of equity losses from Canopy Growth Corporation ("Canopy") largely related to costs designed to improve their organizational focus, streamline operations, and align product capability with projected demand. For the three months ended May 31, 2020, restructuring and other strategic business development costs also included costs to optimize our portfolio, gain efficiencies, and reduce our cost structure and an impairment of long-lived assets held for sale within the wine and spirits segment.

[6] For the three months ended May 31, 2021, other consists primarily of (i) an unrealized net loss from the mark to fair value of our investment in Canopy, (ii) an impairment of long-lived assets in connection with certain assets at the Mexicali Brewery, (iii) costs associated with Canopy equity losses, and (iv) a net income tax provision recognized as a result of a legislative update in Switzerland, partially offset by a net gain from the mark to fair value of undesignated commodity derivative contracts. For the three months ended May 31, 2020, other consists primarily of (i) an unrealized net loss from the mark to fair value of our investment in Canopy, (ii) costs associated with Canopy equity losses, (iii) a net income tax provision related to the CARES Act, (iv) a net loss from the mark to fair value of undesignated commodity derivative contracts, and (v) incremental costs incurred related to the COVID-19 pandemic.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

Canopy Equity Losses and Related Activities ("Canopy EIE")

Canopy EIE non-GAAP financial measures are provided because management uses this information to monitor our investment in Canopy. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

	Three Months Ended	
	May 31, 2021	May 31, 2020
Equity losses and related activities - reported basis, Canopy EIE (GAAP) [(1)]	$ **(155.8)**	$ **(377.6)**
Comparable Adjustments [(2)(3)]	111.5	345.9
Equity losses and related activities - comparable basis, Canopy EIE (Non-GAAP)	**(44.3)**	**(31.7)**
(Provision for) benefit from income taxes [(3)]	9.6	4.6
Net income (loss) attributable to CBI - comparable basis, Canopy EIE (Non-GAAP)	$ **(34.7)**	$ **(27.1)**

	Three Months Ended	
	May 31, 2021	May 31, 2020
EPS - reported basis, Canopy EIE (GAAP)	$ **(0.70)**	$ **(1.93)**
Comparable Adjustments - Canopy EIE (Non-GAAP)	0.50	1.74
EPS - comparable basis, Canopy EIE (Non-GAAP) [(4)]	$ **(0.18)**	$ **(0.14)**

	Three Months Ended					
	May 31, 2021			May 31, 2020		
	Income (loss) before income taxes	(Provision for) benefit from income taxes [(3)]	Effective tax rate [(6)]	Income (loss) before income taxes	(Provision for) benefit from income taxes [(3)]	Effective tax rate [(6)]
Reported basis (GAAP)	$ (910.8)	$ 13.5	1.5 %	(68.2)	(104.4)	(153.1)%
Comparable Adjustments - (Non-GAAP)	1,503.3	(138.1)		631.5	(5.9)	
Comparable basis (Non-GAAP)	**592.5**	**(124.6)**	21.0 %	$ **563.3**	$ **(110.3)**	19.6 %
Comparable basis, Canopy EIE (Non-GAAP)	(44.3)	9.6		(31.7)	4.6	
Comparable basis, excluding Canopy EIE (Non-GAAP)	$ **636.8**	$ **(134.2)**	21.1 %	$ **595.0**	$ **(114.9)**	19.3 %

	Three Months Ended	
	May 31, 2021	May 31, 2020
EPS - comparable basis (Non-GAAP) [(5)]	$ **2.33**	$ **2.30**
Comparable basis, Canopy EIE (Non-GAAP)	0.18	0.14
EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [(4)]	$ **2.51**	$ **2.44**

(1) Equity losses and related activities are included in income (loss) from unconsolidated investments.

(2) Comparable Adjustments, Canopy EIE include: restructuring and other strategic business development costs, unrealized net (gain) loss from the mark to fair value of securities measured at fair value and related activities, share-based compensation expense related to acquisition milestones, acquisition costs, loss on dilution due to Canopy's issuance of additional stock, and other (gains) losses.

(3) The Comparable Adjustment effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the adjustment was recognized. The benefit from income taxes effective tax rate applied to our equity in earnings (losses) of Canopy is generally based on the tax rates of the legal entities that hold our investment.

(4) May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis.

(5) See reconciliation of the applicable non-GAAP financial measures on page 12.

(6) Effective tax rate is not considered a GAAP financial measure, for purposes of this reconciliation, we derived the reported GAAP measure based on GAAP results, which serves as the basis for the reconciliation to the comparable non-GAAP financial measure.

EPS Guidance

	Range for the Year Ending February 28, 2022	
Forecasted EPS - reported basis (GAAP)	$ 2.70	$ 3.00
Acquisitions, divestitures, and related costs [1]	0.04	0.04
Restructuring and other strategic business development costs [2]	0.14	0.14
Other [3]	6.94	6.94
Comparable basis, Canopy EIE (Non-GAAP)	0.18	0.18
Forecasted EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	$ 10.00	$ 10.30

	Actual for the Year Ended February 28, 2021
EPS - reported basis (GAAP)	$ 10.23
Acquisitions, divestitures, and related costs [1]	0.12
Restructuring and other strategic business development costs [2]	1.73
Other [3]	(2.11)
EPS - comparable basis (Non-GAAP) [4]	**9.97**
Comparable basis, Canopy EIE (Non-GAAP)	0.48
EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	$ 10.44

(1) Acquisitions, divestitures, and related costs include: [4]

	Estimated for the Year Ending February 28, 2022	Actual for the Year Ended February 28, 2021
Transition services agreements	$ 0.04	$ —
Net (gain) loss on sale of business	$ (0.01)	$ (0.06)
Net (gain) loss on sale of vineyard	$ —	$ (0.03)
Net income tax provision recognized for the reversal of valuation allowances	$ —	$ 0.14
Net (gain) loss on foreign currency derivative contracts	$ —	$ 0.03
Transaction, integration, and other acquisition-related costs in connection with:		
Investment in Canopy	$ 0.01	$ 0.01
Wine and Spirits Divestitures	$ —	$ 0.02
Copper & Kings acquisition	$ —	$ 0.01

(2) For the year ending February 28, 2022, and year ended February 28, 2021, restructuring and other strategic business development costs primarily consist of equity losses from Canopy largely related to costs designed to improve their organizational focus, streamline operations, and align product capability with projected demand. For the year ended February 28, 2021, restructuring and other strategic business development costs also included impairments of long-lived assets held for sale and costs to optimize our portfolio, gain efficiencies, and reduce our cost structure primarily within the wine and spirits segment.

(3) Other includes: (4)

	Estimated for the Year Ending February 28, 2022		Actual for the Year Ended February 28, 2021	
Unrealized net (gain) loss from mark to fair value of our investment in Canopy	$	3.51	$	(3.03)
Impairment of brewery construction in progress	$	3.07	$	—
Canopy equity (earnings) losses and related activities comparable adjustments	$	0.63	$	0.63
Net income tax provision recognized as a result of a legislative update in Switzerland	$	0.06	$	—
Unconsolidated investments, other	$	(0.25)	$	0.03
Net (gain) loss from mark to fair value of undesignated commodity derivative contracts	$	(0.08)	$	(0.22)
(Gain) loss on change in estimated fair value of a contingent liability associated with prior period acquisitions	$	—	$	(0.04)
Loss on (recovery of) write-down of certain inventory as a result of smoke damage sustained during wildfires	$	—	$	0.28
Net income tax provision recognized in connection with the CARES Act	$	—	$	0.06
Loss on extinguishment of debt	$	—	$	0.05
Net income tax provision recognized in connection with the mark to fair value of our investment in Canopy	$	—	$	0.04
COVID-19 incremental costs	$	—	$	0.04
Impairments of certain long-lived assets	$	—	$	0.04
Loss on contract termination	$	—	$	0.02

(4) May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis.

Free Cash Flow Guidance

Free cash flow, as defined in the reconciliation below, is considered a liquidity measure and is considered to provide useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP.

	Range for the Year Ending February 28, 2022			
Net cash provided by operating activities (GAAP)	**$**	**2,400.0**	**$**	**2,600.0**
Purchases of property, plant, and equipment		(1,000.0)		(1,100.0)
Free cash flow (Non-GAAP)	**$**	**1,400.0**	**$**	**1,500.0**

	Three Months Ended			
	May 31, 2021		May 31, 2020	
Net cash provided by operating activities (GAAP)	**$**	**716.0**	$	686.5
Purchases of property, plant, and equipment		(113.9)		(144.2)
Free cash flow (Non-GAAP)	**$**	**602.1**	$	542.3